Exhibit 99.1

Kaixin Auto Holdings Announces Unaudited First Half 2022 Financial Results

BEIJING, October 26, 2022 (GLOBE NEWSWIRE) -- Kaixin Auto Holdings ("Kaixin" or the "Company") (NASDAQ: KXIN), one of the premium imported cars and used cars platform in China, today announced its unaudited financial results for the six months ended June 30, 2022.

First Half of 2022 Highlights

•	Total net revenues were US$33.30 million, representing an increase of 1,532% from US$2.04 million in the first half of 2021.

•	Gross profit was US$223 thousand, representing a significant increase compared to that of US$2 thousand in the first half of 2021.

•	Loss from operations was US$32.80 million, compared with a loss of US$143.99 million in the first half of 2021.

•	Net loss attributable to the Company was US$70.52 million, compared with a net loss attributable to the Company of US$144.18 million in the first half of 2021.

Mr. Mingjun Lin, chairman and CEO of Kaixin, said: "While Kaixin has been maintaining good turnover in its car sales business, the Company has taken significant steps to transition into an EV producer. Kaixin's EV business department has started operations in Suzhou, Anhui, and rolled out the first EV truck under the Tecroll brand in July 2022. Kaixin is confident in its strategic transformation into the new energy vehicles business!”

Ms. Lucy Yang, CFO of Kaixin, said: “Kaixin has signed binding term sheets with leading EV manufacturers in China and is fully committed to having the acquisition transaction completed by end of the year. Kaixin has reached preliminary agreements with several institutional investors to obtain sufficient targeted investment to support the new energy vehicle business operations. We see a promising future in Kaixin and appreciate the encouragement and trust of investors in us.”

First Half 2022 Results

Total net revenues for the first half of 2021 were US$33.30 million, representing a 1,532% increase from the first half of 2021.

Cost of revenues was US$33.07 million, compared to that of US$2.04 million in the first half of 2021. The increase in cost of revenues was in line with the increase in revenues.

Gross profit was US$223 thousand, compared to that of US$2 thousand in the first half of 2021.

Operating expenses were US$33.03 million, significantly lower than that of US$143.99 thousand in the first half of 2021. The difference in operating expenses between the two periods was largely due to the $143.65 million loss from impairment of goodwill in the first half of 2021.

Selling and marketing expenses were US$334 thousand, compared to $19 thousand in the first half of 2021.

General and administrative expenses were US$32.69 million, compared to that of US$0.31 million in the first half of 2021. The increase was primarily due to the expense from vesting of employee stock incentives in the first half of 2022.

Loss from operations was US$32.80 million, compared with a loss of US$143.99 million in the first half of 2021. The difference in loss from operations between the two periods was largely due to the $143.65 million loss from impairment of goodwill in the first half of 2021.

Net loss attributable to the Company was US$70.52 million, compared with a net loss attributable to the Company of US$144.18 million in the first half of 2021.

Adjusted loss from operations (non-GAAP)1 was US$2.86 million, compared to an adjusted loss from operations of US$0.33 million in the first half of 2021.

Adjusted net loss (non-GAAP)2 was US$3.81 million, compared to an adjusted net loss of US$0.52 million in the first half of 2021.

Subsequent Event

On September 26, 2022, the Company signed a binding acquisition term sheet with Wuxi Morning Star Technology Co., Ltd. (“Morning Star”), who manufactures and operates the POCCO EVs. According to the term sheet, the Company intends to acquire 100% equity of Morning Star through new share issuance and makes it a wholly owned subsidiary (the “Acquisition”). As consideration for the Acquisition, Kaixin will issue $100 million ordinary shares of Kaixin to the shareholders of Morning Star, and Morning Star was requested to acquire 100% equity of Henan Yujie Time Limited before October 31, 2022.

About Non-GAAP Financial Measures

To supplement Kaixin's consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Kaixin uses "adjusted loss from operations" and “adjusted net loss”, which are defined as non-GAAP financial measures by the SEC, in evaluating its business. We define adjusted loss from operations as loss from operations excluding share-based compensation expenses and goodwill impairment. To facilitate investors and analysts, we present the foresaid impact in "Reconciliation of non-GAAP results of operations measures to the comparable GAAP financial measures" retrospectively. We present adjusted loss from operations and adjust net income (loss) because they are used by our management to evaluate our operating performance. We also believe that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

These non-GAAP financial measures are not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned "Reconciliation of non-GAAP results of operations measures to the comparable GAAP financial measures" at the end of this release.

About Kaixin Auto Holdings

Kaixin Auto Holdings is one of the primary dealership networks in the premium used car segment and new car sales in China. Supported by the rapid growth of China's used car market and leveraging its own hybrid business model that offers both strong online and offline presence, Kaixin is in the process of transforming from a nationwide dealerships network to one of the important players in China’s new energy vehicle market.

Safe Harbor Statement

This announcement may contain forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," and similar statements. Among other things, the business outlook for 2021 and quotations from management in this announcement, as well as Kaixin’s strategic and operational plans, contain forward-looking statements. Kaixin may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission ("SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Kaixin’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; our expectations regarding demand for and market acceptance of our services; our expectations regarding the retention and strengthening of our relationships with auto dealerships; our plans to enhance user experience, infrastructure and service offerings; competition in our industry in China; and relevant government policies and regulations relating to our industry. Further information regarding these and other risks is included in our other documents filed with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Kaixin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Kaixin Auto Holdings

Investor Relations

Email: ir@renren-inc.com

1.	Adjusted loss from operations is a non-GAAP measure. We define adjusted loss from operations as loss from operations excluding loss from goodwill impairment and share-based compensation expenses. See "About Non-GAAP Financial Measures" below.
2.	Adjusted net loss is a non-GAAP measure. We define adjusted net loss as net loss excluding loss from goodwill impairment, share-based compensation expenses, provision for other receivables, and provision for dealership settlement. See "About Non-GAAP Financial Measures" below.